

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Kuai Leong
Senior Deputy General Counsel and Deputy Corporate Secretary
UNITEDHEALTH GROUP INC
9900 Bren Road East
Minnetonka, MN, 55343

> **Re: UNITEDHEALTH GROUP INC**
> **Amendment No. 2 to Form 8-K filed April 24, 2024**
> **File No. 001-10864**

Dear Kuai Leong:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amended Form 8-K filed on March 8, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1.   We note your disclosure that as of the date of the amendment, "the Company has not determined the incident is reasonably likely to materially impact the Company's financial condition or results of operations." Additionally, we note your letter dated June 14, 2024 indicated that as of that date, "the Company has not concluded the cyber incident to be material or reasonably likely to be material." Please confirm that, in future filings, where you have not detrmined if the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K, rather than Item 1.05 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology